CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 7, 2006
All amounts are expressed in US dollars, unless otherwise indicated.

LA ARENA PROJECT UPDATE

In conjunction with its strategy to increase its reserves and resources, Cambior Inc. (TSX & AMEX: CBJ) has pursued the delineation of the La Arena gold-copper porphyry deposit to complement its adjacent gold oxide deposit. Following a 11,380 meters drilling campaign conducted mainly in the second semester of 2005, Cambior is pleased to report an initial *in situ* resources estimation on La Arena Au-Cu porphyry deposit based on 0.4% and 0.5% (copper equivalent) cut-offs for the porphyry-hosted ore down to the 3000 meter elevation (which represents an average depth of 300 meters below surface). Based on preliminary metallurgical tests, copper equivalent grades were calculated assuming recoveries of 90% Cu, and 40% Au at prices of $1.20 per pound of copper and $450 per ounce for gold.

The following table shows the *in situ* resources estimate for the porphyry hosted mineralization only and does not include the gold oxide deposit reported in May 2005.

In situ Porphyry Resources					
Category	Cut-off grade: **0.4 % Cu equivalent**				
	M Tonnes	g Au/t	oz Au	% Cu	M lbs Cu
Measured	2.18	0.33	23,200	0.51	24.52
Indicated	70.14	0.35	786,500	0.50	772.01
Total (Meas. & Indic.)	**72.32**	**0.35**	**809,700**	**0.50**	**796.53**
Inferred	**56.68**	**0.37**	**672,600**	**0.53**	**659.13**
Category	Cut-off grade: **0.5 % Cu equivalent**				
	M Tonnes	g Au/t	oz Au	% Cu	M lbs Cu
Measured	1.36	0.37	16,300	0.60	17.98
Indicated	46.48	0.40	604,800	0.56	578.21
Total (Meas. & Indic.)	**47.84**	**0.40**	**621,100**	**0.57**	**596.19**
Inferred	**39.57**	**0.43**	**549,100**	**0.59**	**518.15**

At a 0.4% Copper equivalent, measured and indicated resources in the porphyry-hosted ore now total 72.3 million tonnes at 0.35 g Au/t and 0.50% Cu for an inventory of 810 000 gold ounces and 800 million pounds of copper. At a higher cut-off grade of 0.5% Cu equivalent, the measured and indicated resources total 47.8 million tonnes at a higher grade of 0.4g Au/t and 0.57% Cu. Finally, the deposit shows additional inferred resources varying from 40 to 57 million tonnes and this additional potential is presently being targeted by Cambior's current drilling program.

The *in situ* resource estimation is the first step required to investigate the project economics and delineate a mining plan.

Louis P. Gignac, President and CEO of Cambior, stated: "We are very enthusiastic about the results from the 2005 drilling program on the gold-copper porphyry area. Our objective was to add significant resources to complement the previously identified gold oxide deposit. We are aggressively pursuing the next steps to complete the development drilling of the deposit to upgrade the inferred resources and move this project to the pre-feasibility stage based on the integrated exploitation of the two deposits".

LOCATION

The La Arena property is located near the town of Huamachuco in La Libertad department, 480 kilometres north-northwest of Lima, Peru. Geologically, it lies within a multimillion ounce gold district that includes the Alto Chicama, Tres Cruces, Shahuindo, La Virgen and Comarsa deposits. The property contains a gold oxide deposit hosted by highly fractured sandstones of the Chimu formation and an Au-Cu porphyry deposit, directly adjacent to it. Several mineral occurrences of the same style are known on the rest of the property.

Peru is a country with a long history of mining and has been one of the world's largest precious metals producers.

GEOLOGY AND EXPLORATION BACKGROUND

The two La Arena deposits (oxide and porphyry), cover an area exceeding 3 km^2, and are part of a multi phased mineralized system displaying potassic and phyllic alteration zones in the copper-gold porphyry, intermediate sulfidation alteration in the adjacent gold oxide deposit and overprinting the porphyry and finally hydrothermal and phreatic breccias. At least three mineralized intrusion stages are recognized in the porphyry system. The early mineralized stage, that shows the higher metal content, is characterized by a well developed A type quartz – chalcopyrite - pyrite veinlet stockwork forming broad ore bodies starting at surface and continuous at depths exceeding 350 meters, where they remain open.

Compilation of all 177 holes totalling 26,500 meters on the gold oxide deposit was completed in the first quarter of 2005. An updated resource estimate on the gold oxide deposit was released in May 2005 confirming the presence of 536,300 ounces in measured and indicated mineable resources, assuming a $400 gold price.

Encouraged by these results, Cambior conducted a subsequent phase of drilling between September and December 2005 to focus on the adjacent Au-Cu porphyry deposit. As shown in the attached map, the Au-Cu porphyry deposit, which covers a surface of more than 2 km X 1 km, has only been drill tested in its central part so far, over a length of approximately 1 km. Additional exploration is required in the north and south extensions.

This new Au-Cu resource estimate has been completed based on the results of 105 diamond and 5 reverse circulation drill holes for a total of 19,600 metres drilled and over 4 kilometres of trenching.

Grade values were interpolated using 6m composites and ordinary kriging. The measured and indicated resource categories were based on the kriging variance thresholds corresponding respectively to 50% and 100% of the variogram maximum range of the early mineralizing stage. The remaining resources interpolated within search ellipses up to 200m radii are classified as inferred. The orientation of the search ellipses is similar to those defined by the variograms. To reduce high grade smearing, the composites' Cu and Au grades were capped according to values defined by statistical analysis of outliers in each grade population.

NEXT STEPS

Cambior has initiated the preparation of a pre-feasibility study aimed at determining the economic and technical potential for an open-pit mining operation with combined treatment using conventional milling with a flotation circuit for the Au-Cu porphyry-hosted ore and heap leaching of the Au-rich ore in oxidized sandstones. This next phase will also include two new drilling campaigns:

- 1200 meters program to test the northern extension for the Au-Cu porphyry deposit;
- 4800 meters in-fill drilling program to increase and better define the inferred resources.

As part of the program, the Company will:

- Continue metallurgical tests to validate additional processing steps to increase gold recoveries in the porphyry ore.
- Determine a preliminary pit design to mine the Au-Cu porphyry deposit; and

The Company anticipates completing the pre-feasibility work in September 2006.

Environmental and social studies were also initiated to prepare Environmental and Social Impact Studies and the appropriate development plans.

Quality Control

These new resources were estimated under the supervision of Francis Clouston, P.Eng., Cambior Manager of Project Evaluations, in accordance with the Canadian Institute of Mining's "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" of 2003. Francis Clouston is a "Qualified Person" and has been employed by Cambior for 10 years.

Cambior has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples, field duplicates and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, field duplicates quantify overall precision while certified standards determine the analytical accuracy. Samples were sent for assaying to ALS Chemex Laboratory in Lima, Peru, as a primary lab. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Furthermore 10% of the pulps from the primary lab are sent to a second certified laboratory for analysis.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2005 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the quantity of mineralization in place, particularly in numbers of ounces of gold and pounds of copper, the mineable character of the drilling results, mining exploration risks, calculation and evolution of mineral resources, potential for resources additions, market price of gold, future work programs and objectives associated therewith, drilling targets and anticipated results, interpretation of work results, development plans (including environmental studies) and anticipated timetables, in particular as regards pit design and pre-feasibility work, and the economic and technical potential for a mining and milling operation. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2005 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager – Investor Relations   Renmark Financial Communications
Tel.:   (450) 677-0040   John Boidman
         1-866-554-0554   Jason Roy
Fax: (450) 677-3382
E-mail: info@cambior.com   Tel. : (514) 939-3989
Website: www.cambior.com   www.renmarkfinancial.com

PR-2006-05


HUAMACHUCO
Quaternary
Calipuy Volcanics
Dacite/Diorite Porphyry
Farrat Formation
Carhuaz Formation
Santa Formation
Chimu Formation
Brecciated Sandstone
Sandstone
Chicama Formation
High Chargeability
Final Pit 2005
Fault
Road
River
Previous DDH
DDH Completed – 2005 Phase II
Dec. 2005
Geology &
2005 Phase II
Drill Holes Completed
LA ARENA PROPERTY
CAMBIOR
9128000 N
9127000 N
9126000 N
815000 E
816000 E
EL ALISAR
Au - Cu porphyry
LA ARENA
Au - Cu porphyry
LA ARENA
Au breccia
2005 RESOURCES
(cut off 0.25 g Au/t, oxide ore)
Measured & Indicated
23.8 M T @ 0.70 g Au/t
536,300 oz Au
Inferred
2.3 M T @ 0.60 g Au/t
43,100 oz Au
0
250 m
LA ARENA
CAMP SITE